FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

To

B3 S.A. – Brasil, Bolsa Balcão

Att.:       Mrs. Ana Lucia da Costa Pereira - Superintendência de Listagem e Supervisão de Emissores

c/c: Comissão de Valores Mobiliários – CVM

At.:       Sr. Fernando Soares Vieira - Superintendência de Relações com Empresas

At.:       Sr. Francisco José Bastos Santos - Superintendência de Relações com o Mercado e Intermediários – SMI

Ref.: Official Letter 999/2022 - SLS

Dear Sirs,

Referring to the Official Letter mentioned hereby, which content, as requested in the Official Letter, is reproduced below:

“Dear Sir,

Considering the latest fluctuations of securities issued by this company, the number of trades and the amount traded, as below, we request that you inform, until 09/06/2022, if there is any fact known by you that can justify such movements.

Ordinary shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Last	Fluctuation %	No. Movements	Quantity	Volume (R$)
08/23/2022	18.69	18.61	19.33	19.03	19.22	2,45	7,299	2,931,500	55,800,423.00
08/24/2022	19.30	19.30	19.71	19.57	19.65	2,23	8,293	2,567,900	50,250,670.00
08/25/2022	19.78	19.50	19.97	19.74	19.90	1,27	14,184	3,245,900	64,077,042.00
08/26/2022	19.91	19.89	20.67	20.33	20.50	3,01	11,335	3,953,500	80,382,885.00
08/29/2022	20.50	20.26	21.17	20.91	20.99	2,39	16,654	2,909,300	60,823,335.00
08/30/2022	21.06	20.74	21.74	21.28	20.98	-0,04	24,165	4,957,500	105,518,132.00
08/31/2022	21.02	21.02	21.79	21.53	21.69	3,38	16,687	4,440,500	95,619,057.00
09/01/2022	21.69	20.39	21.82	20.74	20.55	-5,25	18,468	3,718,600	77,133,393.00
09/02/2022	21.01	21.01	21.95	21.60	21.60	5,10	18,015	3,784,700	81,753,768.00
09/05/2022*	21.78	21.67	24.09	23.28	23.55	9,02	15,546	5,570,500	129,693,498.00

*Updated until 04.05 p.m.

In compliance with what required by the Official Letter, having inquired its managers and controlling shareholder, the Company informs that, except for what already disclosed to the market on the last month, including on the Material Fact published on 09/05/2022, the Company is not aware of any other specific fact or material act that justifies the last movements of the shares issued by the Company, the number of trades and quantity traded, as well as any fact that has not been duly disclosed to the market or is not of public knowledge that may have justified the movement of such shares in the aforementioned B3 trading sessions.

In light of the above, the Company reiterates its commitment to the adequate disclosure of information to the market and is available to provide any additional clarifications that may be necessary.

Sincerely,

_________________________________

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations Director

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.